

July 15, 2013

Advantage Announces
Evaluation of Glacier's Montney Contingent Resources
(TSX: AAV, NYSE: AAV)

(All reserve and resource volumes are "working interest" and "sales" except where otherwise indicated)

Calgary, Alberta, July 15, 2013 - Advantage Oil & Gas Ltd. ("Advantage") engaged Sproule Associates Ltd. ("Sproule") as an independent qualified reserve evaluator to provide an evaluation of the petroleum and natural gas Montney best estimate contingent resources ("2C") and related future net revenue of Advantage's Glacier property as of March 31, 2013 ("Sproule 2C Contingent Evaluation") in accordance with National Instrument 51-101 and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"). The evaluation utilized Sproule's price forecast as of March 31, 2013.

The Sproule 2C Contingent Evaluation is an addendum to the earlier Sproule reports evaluating the petroleum and natural gas Montney contingent resources and reserves for Glacier, which were also effective as of March 31, 2013. The results of these earlier reports were press released by Advantage on May 21, 2013. The volumes of reserves and resources as reported in the Sproule 2C Contingent Evaluation are unchanged from those previously reported in the May 21, 2013 press release. The new Sproule 2C Contingent Evaluation includes an estimate of the future net revenue associated with Advantage's Glacier contingent resources, which was not included in the earlier reports.

Summary

	Company Working Interest Volume			Before Tax NPV, Million $		
	Sales Gas (Tcf)	NGL (mmbbl)	Gas Equivalent (Tcfe)	0%	10%	15%
Reserves – 2P [1]	1.54	11.0	1.61	6,486	1,723	1,104
Resource - contingent resources 2C [2]	3.53	109.8	4.18	19,133	3,092	1,565
Total 2P Reserves plus 2C contingent resources	5.07	120.8	5.79	25,619	4,815	2,669

Note: [1] Represents proved plus probable reserves ("2P").
[2] Represents the best estimate of contingent resources ("2C").

➢ Sproule included the following comments in their report:

The contingent resources at Glacier are all considered to be Economic Contingent Resources based on the forecast commodity prices, capital costs and operating costs as at March 31, 2013.

The contiguous land position, operational control and extensive delineation drilling to date across layers 1, 2, 3, 4 and 5 have positioned the Glacier asset such that the pace of full scale development could easily be accelerated if additional capital was invested in area development.

The main contingencies to be overcome to turn these contingent resources into reserves at Glacier are:

- Continued horizontal multi-stage frac development drilling to prove up areas and layers that have not been developed yet;
- Capital access to advance the development plan; and
- Expansion of infrastructure to facilitate full scale development.

➢ Sproule's 2C Contingent Evaluation included the drilling of 1,120 future contingent locations with a total undiscounted capital expenditure of $8.3 billion which includes the necessary facilities and infrastructure costs.

➢ Sproule's combined evaluation of 2P reserves plus 2C resources includes a total of 1,429 future locations with a total undiscounted capital expenditure of $10.2 billion.

Evaluation Methodology

(Resources definitions are included in Appendix A)

➢ Sproule evaluated the economics of Glacier's 2C resources based on a development scenario that was provided by Advantage.

➢ Sproule's 2P reserve estimate at Advantage's Glacier property included a development plan which assumed a maximum production rate of 200 mmcf/d is reached in 2015 and maintained until 2026.

➢ The Glacier 2C Contingent Evaluation assumed that the gas plant capacity increases over and above the estimated 2P reserves by 100 mmcf/d per year of raw gas starting in 2015 to a total throughput of 600 mmcf/d raw gas by 2018. The 600 mmcf/d raw facility throughput capacity was then maintained to the year 2032 by drilling wells as required.

➢ The best estimate of Advantage's ultimate recoverable sales gas from Glacier as of March 31, 2013 based on the development plan is 5.7 Tcf which is categorized as follows:

Glacier W.I. Ultimate Recoverable Sales Gas[1]

	Tcf	% of Total
Reserves – 2P	1.6	28%
Resources – 2C	3.5	62%
Prospective Resources – Best Estimate	0.6	10%
Total Ultimate Recoverable	5.7	100%

Notes:
[1] Ultimate recoverable sales gas is not a category of resources defined in the COGE Handbook. As used in the press release ultimate recoverable sales gas represents the arithmetic sum of 2P reserves, 2C resources and the best estimate of prospective resources.

[2] Recoverable gas volumes were classified as contingent resources if they were within 3 miles of a sustained production test. Prospective resources are assigned if future locations were more than 3 miles from a sustained gas test in any Montney layer. Prospective resources have not been included in the cash flow runs provided in the Sproule 2C Contingent Evaluation.

➢ Sproule utilized the following reserves and resources per well in their evaluation of the 2P and 2C future net revenue at Glacier:

	2P Reserves		2C Contingent Resources		2P Reserves plus 2C Contingent Resources	
	Undeveloped Locations	Bcf/well	Undeveloped Locations	Bcf/well	Undeveloped Locations	Bcf/well
Upper and Lower Montney	250	4.8	294	4.2	544	4.5
Middle Montney	59	3.7	826	3.4	885	3.4
Total/Average	309	4.6	1,120	3.6	1,429	3.8

Appendix A — Reserve and Resource Definitions

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates as follows:

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Resources encompasses all petroleum quantities that originally existed on or within the earth's crust in naturally occurring accumulations, including Discovered and Undiscovered (recoverable and unrecoverable) plus quantities already produced. "Total resources" is equivalent to "Total Petroleum Initially-In-Place". Resources are classified in the following categories:

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Economic Contingent Resources are those contingent resources that are currently economically recoverable.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.

Uncertainty Ranges are described by the Canadian Oil and Gas Evaluation Handbook as low, best, and high estimates for reserves and resources as follows:

Low Estimate*:* This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

For further information contact:


Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com


Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the expected future development capital, plans and drilling locations associated with the reserves and resources on the Glacier property, certain assumptions associated with the evaluation of the Glacier reserves and resources, the expected contingencies to overcome to turn the contingent resources into reserves and the expected additional plant capacity required for development of the contingent resources . These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, including, but not limited to, certain assumptions made by Sproule as noted herein, that the resources and reserves described can be profitably produced in the future. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to its Annual Information Form dated March 23, 2012 which is available on SEDAR at www.sedar.com and www.advantageog.com. In addition, for further details of Sproule's evaluation of Advantage's Glacier reserves and resources see Advantage's press release dated May 21, 2013 which is also available on SEDAR at www.sedar.com and

www.advantageog.com.

Throughout this press release the term Tcfe (trillion of cubic feet of gas equivalent) is used. Such term may be misleading, particularly if used in isolation. The conversion ratio used herein of 1 barrel per six thousand cubic feet (1 bbl: 6 mcf) of barrels of oil to natural gas equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

mmbbls	*million barrels*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
tcf	*trillion cubic feet*
tcfe	*trillion cubic feet of natural gas equivalent on the basis of 1 barrel*
	of oil to 6 thousand cubic feet of natural gas

Where any disclosure of reserves data and resources is made in this press release that does not reflect all reserves of Advantage, the reader should note that the estimates of reserves, future net revenue and resources for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.